FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 19, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 19, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

FORM 51-102F3

Material Change Report

Item 1

Name and Address of Company

Norsat International Inc.
300 - 4401 Still Creek Drive
Burnaby, British Columbia
V5C 6G9

Item 2

Date of Material Change

September 19, 2005

Item 3

News Release

A news release was issued through CCNMatthews on September 19, 2005.

Item 4

Summary of Material Change

Norsat International Inc. has retained Ernst & Young LLP as its auditing firm.

Item 5

Full Description of Material Change

See the press release attached to this material change report as Schedule A.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8

Executive Officer

For further information please contact Bill Coyne, President and Chief Executive Officer, at (604) 292-9000.

Item 9

Date of Report

September 19, 2005

SCHEDULE  A

NEWS RELEASE

For Immediate Release

Norsat Engages Ernst & Young LLP

 As Its Auditing Firm

(Vancouver, Canada) September 19, 2005, 3:00 PM EDT – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today the retention of Ernst & Young LLP, a leading professional services firm, as its auditing firm.

James Sharpe, a member of Norsat’s Board of Directors and chair of the Board’s Audit Committee, said Norsat is very pleased to have engaged the services of Ernst & Young LLP.

“Ernst & Young is recognized as an industry leader that provides services to a broad range of businesses and has specific expertise in services to technology industry companies,” Sharpe said.

Ernst & Young LLP provides a range of services, including accounting and auditing, tax reporting and operations, tax advisory, business risk services, technology and security risk services, transaction advisory, and human capital services.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

About Ernst & Young LLP

Ernst & Young LLP, a global leader in professional services, is committed to restoring the public’s trust in professional services firms and in the quality of financial reporting.  Its 100,000 people in 140 countries around the globe pursue the highest levels of integrity, quality and professionalism to provide clients with solutions based on financial, transactional and risk-management knowledge in Ernst & Young’s core services of Audit, Tax and Transaction Advisory Services.  Ernst & Young practices also provide Law services in some parts of the world where permitted.  Further information about Ernst & Young and it approach to a variety of business issues can be found at www.ey.com/perspectives.  Ernst & Young LLP refers to all the members of the global Ernst & Young organization.

More Information Contact:

Bill Coyne

President & CEO

Norsat International Inc.

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com
Customer Development & Customer Service from Seattle, Vancouver, New York, Washington DC, London, Sweden & Zurich

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